UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SPARK THERAPEUTICS, INC.

(Name of Subject Company)

022019 MERGER SUBSIDIARY, INC.

(Offeror)

A Wholly Owned Subsidiary of

ROCHE HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

84652J103

(Cusip Number of Class of Securities)

Dr. Sean A. Johnston

Roche Holdings, Inc.

1 DNA Way, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Brian Wolfe, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,805,265,563.50	$582,398.19

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Value was calculated by adding (i) the product of (A) 38,053,350 outstanding shares (“Shares”) of common stock of Spark Therapeutics, Inc., of which 8,750 were restricted shares and (B) $114.50 (the “Offer Price”); (ii) the product of (A) 4,157,775 Shares subject to issuance pursuant to Spark Stock Options granted and outstanding under the Spark Equity Incentive Plans and (B) $71.74, which is the difference between the $114.50 per share tender offer price and $42.76, the average weighted exercise price of such options (all of which are “in-the-money”); (iii) the product of (A) outstanding restricted stock units in respect of 1,287,829 Shares subject to such restricted stock units (with any applicable performance conditions deemed to be achieved at maximum performance) and (B) the Offer Price; and (iv) the product of (A) 21,151 Shares which are estimated to be subject to outstanding purchase rights under the 2015 Employee Stock Purchase Plan (assuming that the closing price per Share as reported on the NASDAQ Global Select Market on the last day of the offering period in effect under the 2015 Employee Stock Purchase Plan on May 31, 2019 was equal to the Offer Price) and (B) the Offer Price.

The foregoing figures have been provided by Spark Therapeutics, Inc. to the Offeror and Parent of Offeror and are as of February 28, 2019, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act, by multiplying the Transaction Valuation by 0.0001212.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by 022019 Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Spark Therapeutics, Inc., a Delaware corporation (the “Company”), at $114.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated as of March 7, 2019.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the Wall Street Journal on March 7, 2019.

(a)(5)(i)	Media Release issued by Spark Therapeutics, Inc. dated February 25, 2019 (incorporated by reference to Exhibit 99.1 of the Spark Therapeutics, Inc. Current Report on Form 8-K (File No. 001-36819) filed with the Commission on February 25, 2019).

(a)(5)(ii)	Email sent to Spark Therapeutics, Inc. employees from Jeffrey Marrazzo, CEO of Spark Therapeutics, Inc., dated February 25, 2019 (incorporated by reference to the Spark Therapeutics, Inc. Solicitation/Recommendation Statement on Form 14D-9 (File No. 005-88577) filed with the Commission on February 25, 2019).

(a)(5)(iii)	Spark Therapeutics, Inc. Current Report on Form 8-K dated February 25, 2019 (incorporated by reference to the Spark Therapeutics, Inc. Current Report on Form 8-K (File No. 001-36819) filed with the Commission on February 25, 2019).

(a)(5)(iv)	Social media post by Spark Therapeutics, Inc. on www.twitter.com (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).

(a)(5)(v)	Social media post by Jeffrey D. Marrazzo, the Company’s Chief Executive Officer, on www.twitter.com (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).

(a)(5)(vi)	Q&A provided to employees of Spark Therapeutics, Inc. on February 25, 2019 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).

Exhibit No.	Description

(a)(5)(vii)	Media Release issued by Roche Holdings, Inc. dated February 25, 2019 (incorporated by reference to Exhibit 99.1 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on February 25, 2019).

(a)(5)(viii)	Key Messages and Q&A dated February 25, 2019 (incorporated by reference to Exhibit 99.2 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on February 25, 2019).

(b)	Not applicable

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of February 22, 2019, by and among Spark Therapeutics, Inc., Roche Holdings, Inc. and 022019 Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 of the Spark Therapeutics, Inc. Current Report on Form 8-K (File No. 001-36819) filed with the Commission on February 25, 2019).

(d)(2)*	Confidentiality Agreement, dated as of October 9, 2018, between Roche Holdings, Inc. and Spark Therapeutics, Inc.

(e)	Not applicable.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2019

022019 MERGER SUBSIDIARY, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: Vice President